UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
PDL BioPharma, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
69329Y104

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
October 18, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69329Y104	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P. 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,796,999

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		314,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,796,999

WITH	10	SHARED DISPOSITIVE POWER

		314,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,111,699

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	69329Y104	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc. 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,796,999

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		314,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,796,999

WITH	10	SHARED DISPOSITIVE POWER

		314,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,111,699

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, HC

CUSIP No.	69329Y104	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,796,999

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		314,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,796,999

WITH	10	SHARED DISPOSITIVE POWER

		314,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,111,699

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	69329Y104	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Distressed Opportunities, Inc. (1) 20-5423854

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		221,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		221,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	221,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Distressed Opportunities, Inc. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No.	69329Y104	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Equity Opportunities Fund (1) 20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		31,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Equity Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No.	69329Y104	Page	7	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Onshore Master SubFund, L.L.C. 20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		61,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		61,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	61,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	69329Y104	Page	8	of	11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Master Fund, L.P. 20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		61,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		61,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	61,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/HC

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of PDL BioPharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 34801 Campus Drive, Fremont, California 94555.
Item 2. Identity and Background.
     (a) This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Distressed Opportunities, Inc., a Delaware corporation (“Distressed Opportunities”); (ii) Highland Equity Opportunities Fund, a Delaware trust (“Equity Fund”); (iii) Highland Multi-Strategy Onshore master SubFund, L.L.C., a Delaware limited liability company (“Multi-Strategy SubFund”); (iv) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“Multi-Strategy Master Fund”); (v) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (vi) Strand Advisors, Inc., a Delaware corporation (“Strand”); and (vii) James D. Dondero. The directors and executive officers of Distressed Opportunities and Strand are named on Appendix I hereto.
     Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
     (b) The address of the principal business office of each of the Reporting Persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) The principal business of each of Distressed Opportunities, Equity Fund and Multi-Stategy Subfund is acting as a registered investment company; Distressed Opportunities, Equity Fund and Multi-Stategy Subfund may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by and/or for the account and/or benefit of other Reporting Persons. The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons, including Distressed Opportunities, Equity Fund and Multi-Strategy SubFund; Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of other persons, including Distressed Opportunities, Equity Fund and Multi-Strategy SubFund. The principal business of Strand is serving as the general partner of Highland Capital; Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Mr. Dondero is serving as the President of Distressed Opportunities and the President and a director of Strand; Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Strand and/or Distressed Opportunities. The principal business of Multi-Strategy Master Fund is serving as the managing member of Multi-Strategy SubFund; Multi-Stategy Master Fund may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Multi-Strategy SubFund.
     (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand and Services, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand and Services, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) Distressed Opportunities, Equity Fund, Multi-Strategy SubFund, Highland Capital and Srand are Delaware entities. Multi-Strategy Master Fund is a Bermuda entity. The citizenship of Mr. Dondero is the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 6,111,699 shares of Common Stock (the “Shares”), which are reported herein, in open market transactions for an aggregate purchase price of approximately $145,050,742.93, with a combination of funds from accounts managed by Highland Capital.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons continue to review their investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Shares held by some or all of them, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     On September 25, 2007, Highland Capital sent a letter to the Issuer, recommending the following actions:
•	The Board should seek additional expertise in evaluating the complex alternatives available for the Issuer’s royalty stream.

•	The Board should proactively pursue selling the entire company, either in a single or multiple transactions and should not reconfigure the Issuer into an early stage developmental company.

•	The Issuer should clearly communicate to the market that it is proactively working to sell the entire company.

•	Dr. Patrick Gage should promptly resign as Chairman of the Board of Directors.

•	Dr. Laurence Korn should take over the role of Chairman of the Board.

•	Mark McDade should immediately resign as CEO and depart the Issuer entirely.

•	An independent Board member should be added to fill the vacancy left by Dr. Broder’s resignation. This individual should possess a thorough understanding of his role as a shareholder advocate as well as experience in biopharmaceutical M&A.
A copy of the letter is attached hereto as Exhibit 2 and incorporated herein by reference in its entirety.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person:
See the disclosure provided in response to Items 11 and 13 on the attached cover page(s)[1].
     (b) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	shared power to vote or to direct the vote: See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	sole power to dispose or to direct the disposition of: See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	shared power to dispose or to direct the disposition of: See the disclosure provided in response to Item 10 on the attached cover page(s).
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

[1]	The percentage calculation is based on 116,831,008 shares of Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 9, 2007.

Transaction		Number of	Number of	Price Per	Description of
Date	Reporting Person	Shares Acquired	Shares Disposed	Share ($)	Transaction
10/22/2007	Highland Capital	18,100.00		19.9974	Open Market
10/19/2007	Highland Capital	200,000.00		20.0919	Open Market
10/18/2007	Highland Capital	100,000.00		20.5156	Open Market
9/28/2007	Highland Capital	200,000.00		21.5000	Open Market
9/27/2007	Highland Capital	50,000.00		20.8780	Open Market
9/21/2007	Highland Capital	50,000.00		20.4595	Open Market
9/17/2007	Highland Capital	50,000.00		20.2395	Open Market
9/14/2007	Highland Capital	50,000.00		20.3958	Open Market
9/13/2007	Highland Capital	50,000.00		20.2382	Open Market
9/12/2007	Highland Capital	50,000.00		20.5271	Open Market
9/10/2007	Highland Capital	100,000.00		20.0297	Open Market
9/7/2007	Highland Capital	130,000.00		19.9142	Open Market
9/6/2007	Highland Capital	150,000.00		20.1986	Open Market
9/5/2007	Highland Capital	5,000.00		20.0000	Open Market
8/31/2007	Highland Capital	30,000.00		19.4318	Open Market
8/30/2007	Highland Capital	250,000.00		18.8453	Open Market
8/29/2007	Highland Capital	500,000.00		19.2548	Open Market
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated October 29, 2007.
Exhibit 2	Letter from Highland Capital to the Issuer, dated September 25, 2007.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 29, 2007

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

James D. Dondero, President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

James D. Dondero, President

Highland Equity Opportunities Fund

By:	Highland Capital Management, L.P., its manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

James D. Dondero, President

Highland Distressed Opportunities Fund, Inc.

	By:	/s/ James D. Dondero

James D. Dondero, President

Highland Capital Management, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

James D. Dondero, President

Strand Advisors, Inc.

By:		/s/ James D. Dondero

James D. Dondero, President

James D. Dondero

/s/ James D. Dondero

APPENDIX I
     The name of each director and executive officer of Strand and Distressed Opportunites is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
Strand Advisors, Inc.
Directors
James D. Dondero
Executive Officers

President:	James D. Dondero
Executive Vice President:	Mark Okada
Secretary:	Michael Colvin
Assistant Secretary:	Patrick Daugherty
Assistant Secretary:	Todd Travers
Treasurer:	Ken McGovern
Highland Distressed Opportunities Fund, Inc.
Directors
R. Joseph Dougherty
Timothy K. Hui
Scott F. Kavanaugh
James F. Leary
Bryan A. Ward
Executive Officers

President:	James D. Dondero
Senior Vice President:	R. Joseph Dougherty
Executive Vice President:	Mark Okada
Chief Compliance Officer:	Michael Colvin
Treasurer and Secretary:	M. Jason Blackburn